Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Loss	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-4 - F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 - F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	9,991	4,151	36,069
Short-term bank deposits	22,912	21,078	-
Trade receivables	305	367	369
Inventories	2,020	991	1,886
Other receivables	2,977	2,909	3,196

	38,205	29,496	41,520
LONG-TERM ASSETS:
Long term deposits	54	44	56
Property, plant and equipment, net	1,949	1,357	1,924
Intangible assets, net	592	729	635

	2,595	2,130	2,615

	40,800	31,626	44,135
CURRENT LIABILITIES:
Trade payables and accrued expenses	3,380	2,732	3,251
Other payables	2,914	2,355	2,182

	6,294	5,087	5,433
LONG‑TERM LIABILITIES:
Deferred revenues	1,349	995	988
Liabilities in respect of IIA grants	7,577	6,997	7,380
Contingent consideration for the purchase of shares	14,208	14,540	14,381
Liability in respect of discontinued operation	6,003	-	6,003
Severance pay liability, net	341	226	330

	29,478	22,758	29,082
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of March 31, 2018, December 31, 2017 and March 31, 2017; Issued and Outstanding: 27,047,737 as of March 31, 2018 and December 31, 2017 and 21,930,449 as of March 31, 2017	75	60	75
Share premium	139,210	115,307	138,992
Foreign currency translation adjustments	(48)	(12)	(38)
Accumulated deficit	(134,209)	(111,574)	(129,409)

	5,028	3,781	9,620

	40,800	31,626	44,135

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited

Revenues	520	540	2,496
Cost of revenues	381	340	1,578

Gross profit	139	200	918

Research and development, net of participations	1,193	1,771	5,462
Selling and marketing	1,071	1,387	5,362
General and administrative	989	705	3,781
Other expenses	600	-	-
Total operating expenses	3,853	3,863	14,605

Operating loss	(3,714)	(3,663)	(13,687)

Financial income	67	113	406
Financial expense	(904)	(764)	(1,252)

Loss from continuing operation	(4,551)	(4,314)	(14,533)
Loss from discontinued operation	-	-	(7,616)
Net loss	(4,551)	(4,314)	(22,149)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(10)	(3)	(29)
Total comprehensive loss	(4,561)	(4,317)	(22,178)
Basic and diluted loss per share:
Basic and diluted net loss per share from continuing operations	(0.17)	(0.20)	(0.62)
Basic and diluted net loss per share from discontinued operations	-	-	(0.33)
Total Basic and diluted net loss per share	(0.17)	(0.20)	(0.95)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share (in thousands):	27,048	21,930	23,341

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2017	75	138,992	(38)	(129,409)	9,620
Cumulative effect adjustment on accumulated deficit as a result of adopting IFRS 15	-	-	-	(249)	(249)

Balance as of January 1, 2018	75	138,992	(38)	(129,658)	9,371

Loss for the period	-	-	-	(4,551)	(4,551)
Other comprehensive loss	-	-	(10)	-	(10)

Total comprehensive loss	-	-	(10)	(4,551)	(4,561)

Share-based compensation	-	218	-	-	218

Balance as of March 31, 2018	75	139,210	(48)	(134,209)	5,028

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2016	60	114,979	(9)	(107,260)	7,770

Loss for the period	-	-	-	(4,314)	(4,314)
Other comprehensive loss	-	-	(3)	-	(3)

Total comprehensive loss	-	-	(3)	(4,314)	(4,317)

Share-based compensation	-	328	-	-	328

Balance as of March 31, 2017	60	115,307	(12)	(111,574)	3,781

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2016	60		114,979	(9)	(107,260)	7,770

Loss for the period	-		-	-	(22,149)	(22,149)
Other comprehensive loss	-		-	(29)	-	(29)

Total comprehensive loss	-		-	(29)	(22,149)	(22,178)

Exercise of options	*	)	7	-	-	7
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,643	-	-	22,658
Share-based compensation	-		1,363	-	-	1,363

Balance as of December 31, 2017	75		138,992	(38)	(129,409)	9,620

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(4,551)	(4,314)	(22,149)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	-	-	7,616
Depreciation and amortization	135	156	567
Share-based compensation	218	328	1,363
Revaluation of liabilities in respect of IIA grants	186	181	229
Revaluation of contingent consideration for the purchase of shares	543	550	351
Increase in severance pay liability, net	11	8	111
Net financing income	(67)	(86)	(349)
Un-realized foreign currency (gain) loss	41	(52)	(185)

	1,067	1,085	9,703
Changes in asset and liability items:
Decrease (increase) in trade receivables	73	(40)	28
Increase in inventories	(134)	(147)	(1,042)
Decrease (increase) in other receivables	118	(555)	(1,227)
Increase (decrease) in trade payables and accrued expenses	125	1,277	(135)
Increase (decrease) in other payables and deferred revenues	171	(2,065)	(70)

	353	(1,530)	(2,446)

Net cash flows used in operating activities	(3,131)	(4,759)	(14,892)
Net cash used in discontinued operating activities	-	-	(1,563)

Net cash used in operating activities	(3,131)	(4,759)	(16,455)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(116)	(196)	(1,045)
Purchase of intangible assets	-	-	(30)
Interest received	-	15	349
Proceeds from (investment in) short term bank deposits, net	(22,845)	(19,844)	1,163

Net cash provided by (used in) investing activities	(22,961)	(20,025)	437

Cash Flows from Financing Activities:

Proceeds from exercise of options	-	-	7
Proceeds from issuance of shares, net	-	-	22,658
Proceeds from the IIA grants, net of re-payment	30	28	330

Net cash provided by financing activities	30	28	22,995

Exchange rate differences on cash and cash equivalent balances	(16)	41	226

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents from continuing activities	(26,078)	(24,715)	8,766
Decrease in cash and cash equivalents from discontinued activities	-	-	(1,563)
Balance of cash and cash equivalents at the beginning of the period	36,069	28,866	28,866

Balance of cash and cash equivalents at the end of the period	9,991	4,151	36,069

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organization and in other territories through local distributers.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 8% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company's securities are listed for trading on NASDAQ since March 2014. In September, 2017, the Company completed a follow-on public offering. A total of 5,037,664 new ordinary shares were issued in consideration to net proceeds of $22,658, after deducting underwriter’s discounts, commissions and other offering expenses.

d.
The Company has a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), which was modified on July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. The modified contract includes $56,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,000 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid.

As of March 31, 2018 the Company recorded $17,750 in funding from BARDA under the contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.         Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended March 31, 2018 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2017 that were included in the Annual Report on Form 20-F filed on March 19, 2018.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017 that were included in the Annual Report on Form 20-F filed on March 19, 2018, except than the change discussed below.

c.          Changes in significant accounting policies

IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Company generates revenues from direct and indirect sales of its products and from license agreements with its distributors.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Revenue from the Sale of products:

The Company contracts with customers for the sale of products which generally include one performance obligation. The Company has concluded that revenue from sale of products should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition.

2.	Revenue from distribution agreements with Multiple- element:

According to the new Standard, entities need to determine whether the licenses for intellectual property is distinct from other goods and services included in the contract. An analysis of the Company's contracts with its distributors indicates that in the majority of contracts, the Company grants its distributors a right to access its intellectual property as it exists throughout the license period. Accordingly, the Company is expected to recognize revenue from the granting of licenses over the license period, which is identical to the current accounting treatment.

In addition, in accordance with terms of some license agreements, the Company is entitled for up-front payments which are accounted for as deferred revenues and recognized in profit and loss over the license period.  According to the new Standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract. Under the legacy revenue recognition guidance the Company did not recognize finance expenses in respect of deferred revenue.

On January 1, 2018, the Company adopted the new standard for all its distribution agreements at the date of initial application, and applied the standard using the modified retrospective approach, with the cumulative effect of applying the new guidance recognized as an adjustment to the opening accumulated deficit balance. Results for reporting periods beginning after January 1, 2018 are presented under the new Standart, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Company recorded a net increase to opening accumulated deficit of $249 as of January 1, 2018 due to the cumulative impact of adopting the new guidance and in increase of deferred revenues by $249.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the impacts of adopting IFRS 15 on the Company’s interim statement of financial position as of March 31, 2018 and its interim consolidated statements of comprehensive loss for the three months period ended March 31, 2018 for each of the line items affected.

Impact on the condensed interim consolidated statement of financial position:
	As reported	Adjustments	Amounts without adoption of IFRS 15

Deferred revenues*	1,367	(281)	1,086

Accumulated deficit	(134,209)	281	(133,928)

* Comprised of short term deferred revenues classified in other payable and long term deferred revenues.

Impact on the condensed interim consolidated statement of profit or loss:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenues	520	(9)	511
Financial expense	(904)	41	(863)
Net loss	(4,551)	32	(4,519)
Total Basic and diluted net loss per share	(0.17)	(0.0)	(0.17)